October 1, 2004


By facsimile to (212) 480-0717 and U.S. Mail


Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, NY 10005

RE:	SmartMetric, Inc.
	Registration Statement on Form SB-2
	Filed September 3, 2004
File No. 333-118801

To Whom It May Concern:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Since there is no established public market for the common equity being registered, provide the disclosure of the factors considered in determining the offering price of $1.50 per share as required by Item 505 of Regulation S-B.

2. We note the disclosure on page 17 and elsewhere that SmartMetric is building a prototype of a biometric card or a Smart card. Clarify there and throughout the registration statement, including the plan of operation section, whether a prototype exists, the degree to which product design has progressed, and whether further engineering is necessary. We note the disclosure on page 11 that SmartMetric has "yet to produce a prototype" of its biometric card or Smart card.

3. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, SmartMetric refers to "OTC-BB" on the prospectus` outside front cover page and "ISO" and "UL" on page 17.

4. Refer to "Description of Securities," "Common Stock," Preferred Stock," "Dividends," "Transfer Agent," "Principal Shareholders," and "Certain Relationships and Related Transactions" on pages 24-26. Consider revising so that "Common Stock," "Preferred Stock," and "Dividends" appear as subsections under a discrete section "Description of Securities." Further, clarify whether SmartMetric has any intent to issue shares of its authorized preferred stock.
Consider revising also so that "Transfer Agent," "Principal Shareholders," and `Certain Relationships and Related Transactions" each appear as a discrete section of the prospectus. As presented, these disclosures appear to be subsections of "Biography" or "Management."

5. It appears that three million of the shares registered for resale must be class A common stock. Revise the fee table, prospectus outside front cover page, selling shareholder table, and other references throughout the registration statement to clarify this distinction.

Registration Statement`s Cover Page

6. Since SmartMetric is relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page. See telephone interpretation 36 in section D of our July 1999 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov.

Prospectus` Outside Front Cover Page

7. If the prospectus will be used before the registration statement`s effectiveness, include a prominent statement that the prospectus is not complete and registration is not effective. See Item 501(a)(10) of Regulation S-B.

8. Since this is a self-underwritten offering by SmartMetric, it is unclear why SmartMetric includes "Less underwriting discount and commission" in the table. See Item 501(a)(9)(iv) of Regulation S-B. Since SmartMetric has not retained an underwriter and may never do so, it is inappropriate at this time to deduct underwriting discounts and commissions from the estimated offering proceeds. Revise the table at the bottom of the prospectus` outside front cover page and the use of proceeds section.

9. Remove references to an "all or none" offering from the prospectus, and clarify that this is a best efforts offering by SmartMetric with a minimum requirement to sell 500,000 shares.

10. Indicate that funds received will be held in an escrow until the
minimum offering is sold.   See Item 501(a)(9)(iii) of Regulation S-B.
We also note the disclosure on page 13 in the plan of distribution section. Clarify who the escrow agent is. The disclosure identifies NorthFork Bank, but the escrow agreement that SmartMetric filed as exhibit 4.6 to the registration statement is between SmartMetric and Signature Bank.

 Table of Contents

11. Show the page number of the prospectus` various sections or subdivisions. See Item 502(a) of Regulation S-B.

Risk Factors, page 8

12. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the fourth, fifth, ninth, and tenth risk factors. State succinctly the risk that flows from the fact or uncertainty.

13. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that SmartMetric`s success will depend to a large degree upon the efforts and abilities of "its officers and key management employees." Since Mr. Colin Hendrick is SmartMetric`s only full time employee, revise the first risk factor`s disclosure.

* The second risk factor states that SmartMetric has had "no sales revenues" and plans to use the offering`s proceeds to engage in marketing and production of its biometric card or Smart card. Since SmartMetric has "no product for sale" and has "yet to produce a prototype" of its biometric card or Smart card, revise the second risk factor`s disclosure.

* The third risk factor states that SmartMetric expects to incur
"significant start-up costs" to manufacture and market its biometric card or Smart card. Quantify SmartMetric`s known or estimated start-up costs.

* The fifth risk factor states that there will be an immediate and "substantial" dilution of public investors` investment in SmartMetric`s common stock. Quantify the dilution of public investors` investment.

* The sixth risk factor states that there is "no public trading market" for SmartMetric`s common stock. Revise the risk factor`s disclosure to indicate whether SmartMetric intends to make application for listing of its common stock on a public stock exchange or for quotation in the automated quotation system of a registered securities association. If not, explain the consequences or effects for SmartMetric and its shareholders.

14. Some risk factors includes language like "there can be no assurance," "there is no assurance," and "there is no guarantee." For example, refer to the first, second, sixth, seventh, eighth, ninth, and tenth risk factors. Since the risk is the situation described and not SmartMetric`s inability to assure or guarantee, revise.

15. Include risk factor disclosure of the consequences or effects for SmartMetric and its shareholders if not all of the securities are sold.

16. Since disclosure elsewhere indicates that SmartMetric entered into an agreement with Information Spectrum, Inc. or ISI in October 2003 and that ISI has not begun any marketing efforts, include risk disclosure of the consequences or effects for SmartMetric and its shareholders if ISI is unable to locate companies or agencies interested in purchasing SmartMetric`s biometric card or Smart card.

17. Disclosure in the second and third risk factors and elsewhere in the prospectus that SmartMetric plans to "purchase and set up" a manufacturing facility appears inconsistent with disclosure on page 16 and elsewhere that SmartMetric intends to contract with a manufacturer to produce the required number of its biometric cards or Smart cards. Revise to explain clearly whether SmartMetric intends to obtain its own manufacturing facility or contract with a manufacturer.

18. It appears that there are a number of risks with the patent and the license upon which SmartMetric`s business will substantially depend. We have identified several of these risks below. Include risk factor disclosure of these and any other material risks relating to the patent and the license agreement:

* The license covers technology for which Applied Cryptology, Inc. or Applied Cryptology has applied for a patent. This patent may never be issued.

* Even if issued, SmartMetric`s use of the patented technology may infringe upon patents issued to third parties, subjecting SmartMetric to the cost of defending the patent and possibly requiring SmartMetric to stop using the technology or to license it from another party.

* Third parties may infringe on the patent. If so, SmartMetric will bear the cost of enforcing the patent.

* Although the license agreement provides that Applied Cryptology will not license the patented technology to third parties that compete with SmartMetric, the agreement does not prevent Applied Cryptology from using the technology itself in competition with SmartMetric. In fact, the agreement reserves specifically unto Applied Cryptology the right to use the patent and denies SmartMetric any right or interest in Applied Cryptology`s use of the patent or any current or future business opportunity of Applied Cryptology. The agreement also does not prevent Applied Cryptology from transferring ownership of the patent to third parties that may compete with SmartMetric.

* Applied Cryptology may terminate the agreement upon SmartMetric`s bankruptcy or other indications of financial difficulty.

19. As sales through Information Spectrum, Inc. or ISI must be made under "Teaming Agreements" that SmartMetric has not yet entered into, consider discussing the risk that sales opportunities may be lost if the parties are unable to agree on the terms of any particular teaming agreement.

20. Discuss the risk that SmartMetric may have difficulty in selling shares in this offering as selling shareholders may in effect compete with SmartMetric for investors. Also, if the market price of SmartMetric`s shares declines, investors may be able to obtain shares from selling shareholders at a lower price than SmartMetric`s price of $1.50 per share.

21. It appears that the shares to be sold in this offering will be penny stocks. Include a new risk factor that discusses SmartMetric`s common stock`s status as a penny stock. Discuss the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for the stocks.

Use of Proceeds, page 11

22. Include a column in the chart to illustrate the use of proceeds if more than the minimum but less than the maximum amount of the offering is sold. For example, if 50% of the offering is sold. This comment applies also to the capitalization table.

23. Specify that Mr. Hendrick will receive proceeds of this offering as salary. Also reconcile the amounts shown as "Officer`s salary" in the table with the disclosure under "Summary Compensation Table" that states that Mr. Hendrick is entitled to 25% of the proceeds of this offering as salary. The amounts that SmartMetric gives in the use of proceeds table are less than 25% of the proceeds.

Capitalization, page 11

24. Under "Stockholders` equity," break out:

* The number of shares of class A common stock and undesignated common stock authorized.

* The number of shares of class A common stock and undesignated common stock issued and outstanding.

Plan of Distribution, page 13

25. Amend this section`s first sentence to make clear that SmartMetric is offering common stock and not subscription rights.

26. Since this is a self-underwritten offering by SmartMetric with its directors and officers selling the shares of common stock being offered, we direct your attention to the requirements of Rule 3a4-1 under the Exchange Act. Revise the prospectus to specify who will conduct the offering. If they are not registered broker-dealers, explain how they comply with the requirements of Rule 3a4-1.

27. We note the disclosure that SmartMetric reserves the right to sell its securities through registered broker-dealers. Describe in the prospectus the circumstances under which SmartMetric would expect to hire broker-dealers to sell shares in the offering.

28. Tell us how SmartMetric intends to advertise the offering.
Provide us copies of any materials that SmartMetric intends to use.

29. Tell us whether SmartMetric has any arrangements with any third party to host or access the preliminary prospectus on the Internet.
If so, identify the party and the website, describe the material terms of the agreement, and provide us a copy of any written agreement.
Also provide us copies of all information concerning the issuer or prospectus that has appeared on the third party`s website. If SmartMetric enters subsequently into such an arrangement, supplement promptly the response.

30. Discuss whether any of Messrs. Hendrick, Peter Sleep, or Joseph Katzman or Applied Cryptology or any other affiliate of SmartMetric may purchase shares in this offering to meet the required minimum of 500,000 shares. If so, disclose the amount of the securities that may be purchased. If this amount is material, include risk factor disclosure to this effect. Finally, the prospectus should indicate that any such person is purchasing the securities for investment and not resale.

31. State clearly in the prospectus that changes in the material terms of the offering after the registration statement`s effective date will terminate the original offer and that investors would then be entitled to a refund. Examples of material changes include:

* Extension of the offering period.

* Change in the offering price.

* Change in the minimum purchase required of investors.

* Change in the amount of proceeds necessary to release the proceeds in escrow.

* Change in the application of proceeds.

32. Rule 10b-9 requires SmartMetric to "promptly refund" the escrowed funds if SmartMetric does not sell the minimum number of shares within the offering period. We have taken the position that "promptly" means the next business day or as soon as possible after the offering`s termination. Revise to disclose this requirement.


Management`s Discussion and Analysis of Financial Condition

Overview, page 15

33. Describe SmartMetric`s plan of operation for the next 12 months, including a summary of any product research and development that SmartMetric will perform for the term of the plan. See Item 303(a) of Regulation S-B.

34. We note that SmartMetric intends to use proceeds of the offering to "complete prototype of smartcard" and "outsource production of Smartcards." Describe in greater detail as part of the plan of operation what these items entail and when SmartMetric expects to take the steps necessary to implement and complete them.

35. The prospectus` business section discusses briefly the need to continue research and development to begin operations. Summarize the research and development that SmartMetric will perform as part of its plan of operations for the next 12 months as required by Item
303(a)(1)(ii) of Regulation S-B.

36. Describe the nature and timing of the consideration that Mr. Hendrick paid for his shares. We note that SmartMetric`s audited financial statements for June 30, 2004 suggest that as of June 30, 2004 $35,602,000 remained to be paid for shares issued to him. Also tell us whether SmartMetric has received all of the cash for these shares. If not, tell us what consideration Schonfeld & Weinstein, L.L.P. has given to this fact in rendering its opinion that the shares offered for resale are fully paid.

37. SmartMetric states in the fifth paragraph that all outstanding shares are restricted from resale. Clarify that SmartMetric is registering the resale of 11,560,275 of its outstanding shares.

38. Revise the fifth paragraph to discuss SmartMetric`s need for additional capital more precisely. For example, SmartMetric states that if SmartMetric raises less than the minimum amount of the offering, SmartMetric may have a need for additional capital within 12 to 24 months. Does that mean that if SmartMetric raises the maximum amount of the offering, SmartMetric will have sufficient capital to proceed with its plan of operation for the next 24 months? How much capital must SmartMetric raise to proceed with its plan of operation for the next 12 months? What would constitute "adequate funding" necessary to outsource the manufacture of the biometric card? How much "additional funding" is necessary to "commence production" of the card? What is the funding in addition to? Does SmartMetric mean in addition to the maximum proceeds of the offering?

39. To the extent applicable, discuss SmartMetric`s off-balance sheet arrangements that are reasonably likely to have a material current or future effect on SmartMetric`s financial condition, results of operations, or liquidity. See Item 303(c) of Regulation S-B.

Business

40. If material, discuss the effect of existing or probable governmental regulation on SmartMetric and its business. See Item 101(b)(9) of Regulation S-B.

	Fingerprint Sensors, page 18

41. Explain briefly what "wet" and "dry" fingerprints are.

42. Clarify whether SmartMetric or a third party owns and manufactures the patented and rechargeable lithium polymer battery.

License Agreements, page 21

43. Throughout this subsection and the prospectus and the license agreement filed as an exhibit to the registration statement, SmartMetric refers to the licensor alternatively as "Applied
Cryptography" and "Applied Cryptology." Reconcile these differences, and identify the licensor using its correct name.

44. Disclosure in this subsection states that Applied Cryptography, Inc. is the owner of technology for which a patent was "issued." This appears to be inconsistent with disclosure on page 15 that a company controlled by Mr. Hendrick has granted SmartMetric a license to use, market, and distribute this patent "pending" technology. We note also the disclosure under "Patent license agreement" in the financial statements` note 9 on page F-10. Revise to clarify in all instances whether the patent has been issued or remains pending.

45. Ensure that SmartMetric describes all material terms of the license agreement. For example, Applied Cryptology has reserved the right to use the patent itself under the agreement. The agreement also provides that SmartMetric will have no interest or rights in any business opportunity that Applied Cryptology may now or in the future obtain and Applied Cryptology may terminate the agreement upon SmartMetric`s bankruptcy or other indications of financial difficulty.


Competition, page 22

46. Discuss briefly the methods of competition in the identity management business. See Item 101(b)(4) of Regulation S-B.

Facilities, page 22

47. State the known or estimated amount of the rent for office space that SmartMetric anticipates to start paying Mr. Hendrick after the offering.

Management, page 22

48. Refer to the second paragraph under "Certain Relationships and Related Transactions" on page 26. State whether you believe that the license agreement is on terms at least as favorable to SmartMetric as those that you would expect to negotiate with an unaffiliated party.

Transfer Agent, page 25

49. SmartMetric refers to a merger in this section that does not appear to be contemplated elsewhere in the prospectus. Revise.

Selling Shareholders, page 27

50. Elaborate on the transfer of shares by Mr. Hendrick to the selling shareholders. For example, why did Mr. Hendrick give the shares away for no consideration? Who are the 600 persons who received the shares, and what is their relationship to Mr. Hendrick? We note the disclosure in the financial statements` note 6 on page 61.

51. We note that:

* Mr. Hendrick, SmartMetric`s Chairman and Chief Executive Officer, is offering three million shares of SmartMetric`s common stock for resale.

* Mr. Hendrick is the beneficial owner of 49.5 million shares of SmartMetric`s common stock and SmartMetric`s principal shareholder.

* Mr. Hendrick controls Applied Cryptography, the company that granted SmartMetric a license to use, market, and distribute its patent pending technology.

* Mr. Hendrick assigned the other shares of SmartMetric`s common stock being offered for resale to 600 persons for no consideration in August 2004.

It appears that Mr. Hendrick is in a relationship of control with SmartMetric, the issuer of the securities being offered. Thus, revise the disclosure to indicate that Mr. Hendrick is an underwriter within the meaning of section 2(a)(11) of the Securities Act. See section 2(a)(11) of the Securities Act. See also Rule 144(a)(1) under the Securities Act.

52. It appears that the selling shareholders who acquired their shares of SmartMetric`s common stock from Mr. Colin Hendrick have not assumed the economic risks of investment and are acting as conduits for sale to the public of the securities on SmartMetric`s behalf. Thus, revise the disclosure to indicate that the selling shareholders are underwriters within the meaning of section 2(a)(11) of the Securities Act.

53. State any position, office, or other material relationship that the selling shareholders has had within the past three years with SmartMetric or any of its predecessors or affiliates.
See Item 507 of Regulation S-B.

54. Indicate by footnote or otherwise that each beneficial owner listed in the table is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, SmartMetric must identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov.

55. Identify any selling shareholder that is a broker-dealer or a broker-dealer`s affiliate.

56. We note that there is more than one entry in the table for what appears to be the same selling shareholder. For example, the name "Geoff Peterson" appears twice on page 27. Revise so that for each selling shareholder there is a single entry in the table.

57. Include in the table the full legal name of each selling shareholder. For example, refer to the name "Mr. Smith" on page 28.

58. State that SmartMetric will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.


Litigation, page 53

59. For greater clarity, consider combining "Legal Proceedings" on page 22 with the disclosure here.

Further Information, page 54

60. Delete the language that descriptions contained in the prospectus of any contract or document are "not necessarily complete" and "qualified by reference to such contract or document." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. Further, if SmartMetric retains the language that descriptions of contracts and documents are "not necessarily complete," disclose that all material provisions of those contracts and documents are discussed in the prospectus.

Recent Sales of Unregistered Securities, page 67

61. For each transaction disclosed in this section, give the Securities Act`s section or the Commission`s rule under which SmartMetric claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

Report of Independent Auditor, page F-2

62. Request Michael T. Studer, CPA, P.C. to revise the audit opinion to reflect that the audit engagement was performed in accordance with the standards of the Public Company Accounting Oversight Board as required by PCAOB Auditing Standard No. 1: References in Auditors` Reports to the Standards of the Public Company Accounting Oversight Board. Refer to Auditing Standard No. 1 that is on the PCAOB website at www.pcaobus.org and SEC Interpretive Release No. 33-8422 dated May 14, 2004 that is our website at www.sec.gov for further guidance.

Exhibits

63. Include an exhibit index immediately before the exhibits.  See
Item 601(a)(2) of Regulation S-B.

64. We assume that investors will use a form of subscription agreement to subscribe for shares in the offering. File the subscription agreement as an exhibit to the registration statement.

Exhibit 5.1

65. State clearly that the shares being offered by selling shareholders "are" rather than "will be" legally issued, fully paid, and non-assessable.

Exhibits 10.1 and 10.3

66. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since SmartMetric did not fill all attachments for the exhibits, revise or advise. Further, it appears that SmartMetric omitted information from section 6.C.(i) of exhibit 10.1. If SmartMetric wishes to have this information treated confidentially, SmartMetric must file a request for confidential treatment under Rule 406 of the Securities Act. See our February 28, 1997 staff legal bulletin 1 that is available on the Commission`s website at www.sec.gov for information about confidential treatment requests.

Exhibit 23.2

67. SmartMetric`s independent public accountant must consent also to the use of his name under "Experts" on page 26 in the prospectus. See Rule 436 of Regulation C under the Securities Act, and revise.

Exhibit 24.1

68. SmartMetric`s counsel must consent also to the use of its name under "Legal Matters" on page 26 in the prospectus. See Rule 436 of Regulation C under the Securities Act, and revise.

Signatures, page 70

69. SmartMetric`s principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Other

70. We direct SmartMetric`s attention to the SEC News Digest, Issue 2004-181, September 24, 2004, that is available on the Commission`s website at www.sec.gov. The issue states that:

	The Commission has barred Michael T. Studer of Freeport, New York from association with any broker or dealer. Studer was president of Castle Securities Corp., formerly a registered broker-dealer.

	The Commission found that, in 2003, Studer was permanently enjoined from further violations of antifraud and other provisions of the securities laws. The court found that Studer and others engaged in a fraudulent blind pool offering and a subsequent market manipulation, and that Studer was intimately involved in all of the fraudulent transactions.

In imposing a bar, the Commission noted that it had previously sustained NASD sanctions against Studer for other misconduct. The Commission reiterated that, when a respondent has been enjoined from violations of antifraud provisions, it has "especially serious implications for the public interest."

We assume that this Michael T. Studer is SmartMetric`s independent auditor. If true, tell us whether management was previously aware of these actions and sanctions. If so, when did you become aware of them? Tell us what consideration you have given concerning this information, and the impact it may have on your offering. Tell us what consideration you have given to appropriate disclosures concerning this information. We may have further comment.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SmartMetric and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If SmartMetric requests acceleration of the registration statement`s effectiveness, SmartMetric should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SmartMetric may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 942-2871 or Jeanne K. Baker, Assistant
Chief Accountant, at (202) 942-1835.  You may

direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Andrea I. Weinstein, Esq.
	Schonfeld & Weinstein, L.L.P.
	80 Wall Street, Suite 815
		New York, NY 10005



Schonfeld & Weinstein, L.L.P.
October 1, 2004
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

       DIVISION OF
CORPORATION FINANCE